Exhibit 99.1

22 April 2004

Manager Companies Sydney Australian Stock Exchange Exchange Centre Level 6, 20 Bridge Street Sydney NSW 2000	James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited
4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands

Telephone: 31-20-301 2980 Fax: 31-20-404 2544

Dear Sir

ASX Listing Rule 3.16.1 Company Secretary

Mr Norm Gritsch has ceased to be a Company Secretary effective from 19 April 2004.

Yours faithfully

/s/ W. (Pim) Vlot

Company Secretary

W. (Pim) Vlot